SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cherry Hill Mortgage Investment Corporation

(Name of Company)

Common Stock

(Title of Class of Securities)

164651 101

(CUSIP Number)

Stanley C. Middleman

c/o Cherry Hill Mortgage Investment Corporation

301 Harper Drive, Suite 110

Moorestown, NJ 08057

856.380.9971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Pages 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 164651 101	PAGE 2 OF 6

1	NAMES OF REPORTING PERSONS. Stanley Middleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,000,000
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,000,000
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.3%
14	TYPE OF REPORTING PERSON (see instructions): IN

Item 1.	Security and Company.

This statement on Schedule 13D (this “Schedule 13-D”) relates to common stock, par value, $0.01 per share (the “Common Stock”), of Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 301 Harper Drive, Suite 110, Moorestown, New Jersey 08057.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Stanley C. Middleman (the “Reporting Person”).

(b) The Reporting Person’s business address is 301 Harper Drive, Suite 110, Moorestown, New Jersey 08057.

(c) The Reporting Person is the Chairman of the Board of Directors of the Company. The Reporting Person is also the founder, Chairman and Chief Executive Officer of Freedom Mortgage Corporation (“Freedom Mortgage”), a New Jersey corporation that originates and services residential mortgage loans. The principal business address of Freedom Mortgage is 907 Pleasant Valley Ave Ste 3, Mount Laurel, New Jersey 08054. The Reporting Person is also the sole member of Cherry Hill Mortgage Management, LLC, the Company’s external manager and an SEC registered investment adviser. The principal business address of the Manager is 301 Harper Drive, Suite 110, Moorestown, New Jersey 08057.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 3, 2013, the Company and the Reporting Person entered into a stock purchase agreement, pursuant to which the Reporting Person agreed to purchase 1,000,000 shares of Common Stock in a private placement concurrent with the completion of the Company’s initial public offering (the “IPO”) for an aggregate purchase price of $20,000,000 (the “Private Placement”). These shares of Common Stock were issued and sold to the Reporting Person on October 9, 2013 in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The funds used to acquire the shares of Common Stock were loaned to the Reporting Person by Freedom Mortgage pursuant to a line of credit that matures on October 9, 2022 and bears interest at the Applicable Federal Rate in effect in October 2013.

Item 4.	Purpose of the Transaction.

The acquisition by the Reporting Person was effected because of the Reporting Person’s belief that the Common Stock represented an attractive investment. The Reporting Person may from time to time acquire additional shares of the Company’s Common Stock or engage in discussions with the Company concerning further acquisitions of shares of its Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Reporting Person intends to review its investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investments and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of the Reporting Person’s investment in the Company or to sell any or all of the securities of the Company that the Reporting Person holds.

Except as set forth in this Schedule 13D, the Reporting Person has does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) On October 9, 2013, the Reporting Person beneficially owns 1,000,000 shares of Common Stock, representing 13.3% of the outstanding shares of Common Stock, based on 7,500,000 shares of Common Stock outstanding as of October 9, 2013 (after giving effect to the closing of the IPO and the Private Placement and the repurchase by the Company, at the closing of the IPO and the Private Placement, of 1,000 shares of Common Stock held by the Reporting Person).

(b) The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,000,000 shares of Common Stock to which this Schedule 13D relates.

(c) In connection with the initial capitalization of the Company, the Company issued 1,000 shares of Common Stock to the Reporting Person for total cash consideration of $1,000. These shares were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act. On October 9, 2013, at the closing of the IPO and the Private Placement, the Company repurchased these shares from the Reporting Person for $1,000.

As discussed above, on October 9, 2013, pursuant to the stock purchase agreement entered into on October 3, 2013, the Reporting Person purchased 1,000,000 shares of Common Stock from the Company in the Private Placement for $20.0 million.

At the closing of the IPO and the Private Placement, on October 9, 2013, the Company caused its operating partnership, Cherry Hill Operating Partnership, LP (the “Operating Partnership”), to grant the Reporting Person an aggregate of 5,000 LTIP Units, a special class of partnership interest in the Operating Partnership. These LTIP Units were granted under the Company’s 2013 Equity Incentive Plan and will vest ratably over a three-year period beginning on the one-year anniversary of the closing of the IPO. Under certain circumstances described in the Operating Partnership’s partnership agreement, vested LTIP Units are converted into common units of limited partnership interest in the Operating Partnership (“Common Units”). Holders of Common Units have redemption rights, which enable them to cause the Operating Partnership to redeem their Common Units in exchange for cash or, at the Company’s option, shares of Common Stock on a one-for-one basis.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Schedule 13D relates.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

As described above, in connection with the initial capitalization of the Company, the Company issued 1,000 shares of Common Stock to the Reporting Person for total cash consideration of $1,000. The shares were issued in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act. At the closing of the IPO and the Private Placement, on October 9, 2013, the Company repurchased these shares from the Reporting Person $1,000.

As described above, on October 3, 2013, the Company and the Reporting Person entered into a stock purchase agreement, pursuant to which the Reporting Person agreed to purchase 1,000,000 shares of Common Stock in the Private Placement for an aggregate purchase price of $20.0 million. These shares of Common Stock were issued and sold to the Reporting Person on October 9, 2013 in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

At the closing of the IPO and the Private Placement, on October 9, 2013, the Company entered into a registration rights agreement with the Reporting Person pursuant to which the Company agreed to register the resale of the shares of Common Stock purchased by the Reporting Person in the Private Placement (such shares, the “Registrable Shares”). The registration rights agreement requires the Company to file a “shelf registration statement” to register the resale of the Registrable Shares as soon as practicable after the Company becomes eligible to use Form S-3, and the Company must maintain the effectiveness of such shelf registration statement until all the Registrable Shares have been sold under the shelf registration statement or become eligible for sale, without restriction, pursuant to Rule 144 under the Securities Act.

As describe above, at the closing of the IPO and the Private Placement, on October 9, 2013, the Company caused the Operating Partnership to grant the Reporting Person an aggregate of 5,000 LTIP Units under the Company’s 2013 Equity Incentive Plan. In connection with the LTIP Unit grant, the Company and the Operating Partnership entered into an LTIP Unit Vesting Agreement setting forth the vesting and forfeiture conditions applicable to the LTIP Unit grant.

Pursuant to a letter agreement, dated as of June 3, 2013 (the “Lock-Up Agreement”), the Reporting Person agreed with the underwriters of the IPO that for 12 months after the closing of the IPO and the Private Placement, the Reporting Person and his affiliates will not, subject to certain limited exceptions, sell or transfer any shares of Common Stock without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Stock Purchase Agreement, dated October 3, 2013, between Stanley C. Middleman and Cherry Hill Mortgage Investment Corporation.

Exhibit 99.2	Registration Rights Agreement, dated October 9, 2013, between Stanley C. Middleman and Cherry Hill Mortgage Investment Corporation.

Exhibit 99.3	LTIP Unit Vesting Agreement, dated October 9. 2013, among Stanley C. Middleman, Cherry Hill Mortgage Investment Corporation and Cherry Hill Operating Partnership, LP.

Exhibit 99.4	Lock-Up Letter Agreement, dated June 3, 2013, made by Stanley C. Middleman for the benefit of the several underwriters of the IPO.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2013	By:	/s/ Stanley C. Middleman
Stanley C. Middleman